UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 06.057.223/0001-71

NIRE 3330027290-9

MATERIAL FACT

Sendas Distribuidora S.A. (“Company”), pursuant to Law No. 6,404, dated December 15, 1976, as amended, and the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”) Resolution No. 44, dated August 23, 2021, hereby announces to its shareholders and the market in general that, on this date, based on a proposal of the management aiming at improving the corporate governance practices of the Company, the Board of Directors unanimously approved a proposal, to be submitted to the approval of the shareholders in an extraordinary shareholders’ meeting, to be held on December, 12, 2022, to amend the by-laws in relation to approval of relevant transactions with related parties.

The current Policy of Transactions with Related Parties of the Company establishes that such transactions are always subject to the previous analysis of an evaluation committee, created specifically to evaluate each case with members of different departments. Transactions involving amounts equal to or lower than R$25,000,000.00 (twenty-five million reais) are subject to the previous assessment of the evaluation committee and the formal approval of the Corporate Governance and Sustainability Committee, while transactions with amounts higher than R$25,000,000.00 (twenty-five million reais) are subject to the previous assessment of the evaluation committee and the Corporate Governance and Sustainability Committee, as well as to the formal approval of the Board of Directors.

The proposal to amend the bylaws has the goal to create an additional level of approval including as an attribution of the shareholders’ meeting, the approval of transactions with related parties, as defined in the applicable accounting rules, which individual or aggregated value during the course of a fiscal year exceeds R$100,000,000.00 (one hundred million reais), updated annually by the variation of the Consumer Price Index (“IPCA”), calculated and disclosed by the Brazilian Institute of Geography and Statistics - IBGE, provided that the shareholders interested in the transaction must refrain from voting.

In response to a consult from the Company, the controlling shareholder of the Company declares that it will vote in favor of the proposed deliberation in the shareholders’ meeting.

The documentation related to the shareholders’ meeting, including the management proposal, will be available, on this date, on the websites of the Company (https://ri.assai.com.br/), of the CVM (www.cvm.gov.br) and of the B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

São Paulo, November 8, 2022.

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.